FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of May, 2003

Commission File Number 1-15224




                        Energy Company of Minas Gerais
           ________________________________________________________
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           ________________________________________________________
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F      X             Form 40-F
                             ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No               X
                             ---------                     ----------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index


Item      Description of Item
----      -------------------

1.        Corporate Announcement, dated May 9, 2003.

2. Summary of Deliberations of the Annual General Shareholders' Meeting Held on April 30, 2003.

3.        Press Release, dated May 19, 2003.

4. Analysis of First Quarter 2003 Consolidated Results as Compared to the First Quarter of 2002, according to Brazilian Corporate Law accounting practices, in Brazilian reais, dated May 19, 2003.

5.        Material Fact, dated May 20, 2003.

                                                                        Item 1

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                                                        CORPORATE ANNOUNCEMENT


IMMEDIATE RELEASE
-----------------


                                  SUMMONS TO
                  EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Belo Horizonte, Brazil, May 15, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), one of Brazil's largest energy companies, announced today that CEMIG's shareholders are hereby summoned to the Extraordinary General Shareholders' Meeting to be held on May 28, 2003 at 10:00 a.m. (Belo Horizonte, Brazil time) at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil, to deliberate on the following matters:

I-   Amendments to CEMIG's By-laws:

     1. Amendment of Article 1 to conform CEMIG's corporate purpose to legal requirements;

     2. Amendment of Article 2 to allow CEMIG the possibility of establishing offices abroad;

     3. Deletion of the sole paragraph of Article 5 in order to conform the By-laws to Article 47 of Law 6,404/1976 and its subsequent amendments;

     4. Amendment of the heading of Article 8, but preserving the current first and second paragraphs, in order to ensure that the State of Minas Gerais retains the majority of voting shares unless prior authorization by the State House of Representatives is given;

     5. Insertion of the new sole paragraph of Article 9 to conform the By-laws to Article 126 of Law 6,404/1976 and its subsequent amendments, as well as to expedite the procedures necessary to call shareholders' general meetings;

     6. Amendment of the first paragraph of Article 14 to emphasize the requirements of knowledge by all directors of a board of directors' meeting in the event of meetings called on an expedited basis;

     7. Insertion of subsections "j" and "l" in Article 17 to better define the Board of Directors' responsibilities;

     8. Amendment of the heading of Article 18 to modify the constitution of the Board of Executive Officers;

     9. Amendment of the heading of Article 19 to assign to the Executive Vice-President the authority to act as a substitute for the Chief Executive Officer during his/her temporary absences;

     10. Amendment of Article 22 in order to modify the Executive Officers' duties;

     11. Amendment of paragraph 3 of Article 21 to reflect the new constitution of the Board of Executive Officers;


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     12.  Amendment of paragraph 4 of Article 21 to better define the
          Executive Officers' duties;

     13. Insertion of the sole paragraph of Article 23 in order to establish the criteria to elect the chairperson of the Fiscal Council and to authorize such person to summon and to chair the Fiscal Council meetings;

     14.  Amendment of the sole paragraph of Article 28 and of the heading of
          Article 30 to conform to Article 189 and its following articles of the Law 6,404/1976 and its subsequent amendments;

     15. Amendment of Article 33 to clearly provide that the actions authorized by the By-laws are only authorized to the extent that they comply with applicable law; and

     16. Amendment of Article 12 to modify the Board of Directors' composition.


II-  Election of directors and their respective alternates in connection with
     Item I-16 above.



In accordance with Article 141 of Law 6,404/1976, amended by Law 10,303/2001, and considering that actual directors were elected using cumulative voting, all directors and respective alternates must be elected through cumulative voting.




Belo Horizonte (Brazil), May 09, 2003.




Wilson Nelio Brumer
Chairman

------------------------------------------------------------------------------
Contacts:

Luiz Fernando Rolla                             Eliza Gibbons
Investor Relations - CEMIG                      The Anne McBride Company
Tel. +55-31-3299-3930                           Tel. 303-477-1350
Fax +55-31-3299-3933                            Fax 212-983-1736
lrolla@cemig.com.br                             eliza@annemcbride.com

                                                                        Item 2
                                    CEMIG
-------------------------------------------------------------------------------

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


         SUMMARY OF DELIBERATIONS OF THE ANNUAL GENERAL SHAREHOLDERS'
                        MEETING HELD ON APRIL 30, 2003


   1. The Management Report and the Financial Statements regarding the year ended December 31, 2002, as well as certain related documents, were approved;

   2. It was determined that the payment of interest on capital in the amount of R$220,000,000 shall be made no later than December 31, 2003, without monetary restatement, and that the Board of Directors may determine that the payment be made prior to such time should CEMIG have cash available to do so;

   3. Election of the new Board of Directors for a term of 3 years as a result of the ending of the previous term;

   4. Election of the new Fiscal Council members and respective alternates for a term of one year as a result of the ending of the previous term;

   5. CEMIG's management shall submit, no later then fifteen days from April 30, 2003, a proposal for a By-Laws amendment providing holders of preferred shares the ability to appoint one director to CEMIG's Board of Directors;

   6. It was decided that the monthly remuneration of the members of the Board of Directors (excluding directors and alternate members who are also Executive Officers) be equivalent to 20% of the average monthly remuneration received by CEMIG's Executive Officers; and

   7. It was decided that members of the Board of Directors are to receive 50% of such monthly remuneration, and that the remaining 50% be paid to the director or to his/her alternate based on attendance at the Board of Directors' meetings.

                                                                        Item 3

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                                                                 BUSINESS NEWS

IMMEDIATE RELEASE


                   CEMIG REPORTS FIRST QUARTER 2003 EARNINGS

     Belo Horizonte, Brazil, May 19, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), a leading fully-integrated electricity company in Brazil, today reported net income of R$151.7 million for the first quarter of 2003, a drop from net income of R$219.9 million in the first quarter of 2002.

     CEMIG's first quarter 2003 results were aided by higher revenues from gross electricity supply, and by financial revenues from appreciation of the real in relation to the U.S. dollar.

     Mr. Djalma Bastos, our CEO, had the following to say about the results:
"We are happy with the Company's performance in the first quarter. Not only did we see energy sales volumes rise but we are profitable again thanks to the Company's solid fundamentals. Our unchanged focus on the core business and our ability to develop profitable projects and remain financially sound make Cemig one of the greatest investment opportunities in Brazil. Profitability will continue to be a priority in the coming quarters. The measures we took earlier in the year to cut operating expenses, as well as the comprehensive capital budget review we performed, should enable us to produce strong returns."

     Revenues from gross electricity supply were R$1.458 billion in the first quarter of 2003, a 23.56% increase over the R$1.180 reported in the first quarter of 2002. This result was fundamentally due to a 10.51% tariff readjustment as of April 8, 2002, an increase in the Charges for Emergency Capacity in the first quarter of 2003, and a 5.58% increase in the volume of energy sold.

     Revenues from electricity supply to other concessionaires were R$4.3 million in the first quarter, an 89.15% reduction from the R$39.2 million recorded in the first quarter of 2002. These revenues are mainly from energy transactions on the Wholesale Electricity Market (MAE) in the prior period, which amounted to R$32.27 million.

     In the first quarter CEMIG recognized revenues of R$315.2 million from the extraordinary tariff readjustment, which refers to billing losses and the parcel of expenses from the energy sold on the MAE during the Rationing Program. The Company is receiving the amounts recognized as revenues from the extraordinary tariff readjustment by means of an additional readjustment, effective for 82 months as of January 2002.

     General and administrative expenses were R$965 million in the first quarter, a 0.21% increase over G&A expenses in the first quarter of 2002. The higher number was due substantially to higher personnel expenses and the Fuel Consumption Account (CCC), which offset the reduction in expenses from energy purchased for resale and post-employment obligations.

     The financial result was impacted by exchange rate variations in relation to foreign currency loans and financing, and to the reversal of the provision for devaluation to market value of the National Treasury Notes.

     Net non-operating expenses of R$9.3 million in the first quarter of 2003 rose 33.42% over the R$7 million reported in the same quarter of the prior year. The non-operating result is comprised of losses on projects and damages in the deactivation of Fixed Assets.

     Mr. Flavio Decat, our CFO, said: "Our major concern in the quarter was to preserve the Company's liquidity despite the volatility of the country's major indicators. In particular, appreciation of the dollar caused heavy losses to companies doing business in Brazil. In addition, Brazil's major bonds had wide spreads, which affected corporate bond and syndicated loan costs, which are the main instruments used to roll over maturing debt or to finance expansion projects. Accordingly, we have taken measures to reduce the operating expenses to the level required by the new electricity rate as well as the capital expenditure forecasted for this year in order to significantly reduce the Company's indebtedness. Thus, with a more favorable outlook and expectations of stronger cash flow due to the rate adjustment granted to us last April by ANEEL, we will be able to meet the goals established by the Board of Directors early this year and add value to shareholders' investments.


Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Contacts:

Luiz Fernando Rolla                              Eliza Gibbons
Investor Relations Officer CEMIG                 The Anne McBride Company
Tel. +55-31-3299-3930                            Tel. 303-477-1350
Fax +55-31-3299-3933                             Fax 212-983-1736
lrolla@cemig.com.br                              eliza@annemcbride.com


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
Chart I


                                                Statement of Income (consolidated)

                                                   Values in millions of Reais

                                                             2003                                    2002
                                                             ----         -------------------------------------------------------
                                                              1Q.           Year         4Q           3Q          2Q          1Q
                                                             ----         -------------------------------------------------------
Net Revenue                                                 1,088           5,119       1,298        1,539       1,043      1,239
Operating Expenses                                          (965)         (4,593)     (1,186)      (1,490)       (954)      (963)
EBIT                                                          123             525         111           49          89        276
EBITDA                                                        263           1,076         254          187         227        408
Financial Result                                              158           (616)         142        (450)       (374)         66
Non-Operating Result                                          (9)            (27)         (7)          (6)         (7)        (7)
Extraordinary Loss                                              -         (1,045)           -            -     (1,045)          -
Income Tax, Social Contribution and Deferred Income Tax     (120)            (71)       (198)          149          93      (115)
Interest on Capital Reversal                                    -             220         100            -         120          -
Minority Interest                                               -              12           1            2           9          -
                                                            =====         =======      ======       ======     =======      =====

Net Income                                                    152         (1,002)         149        (256)     (1,115)        220


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
Chart II


                                                Operating Revenues (consolidated)

                                                   Values in millions of Reais

                                                             2003                                    2002
                                                             ----         -------------------------------------------------------
                                                              1Q.           Year         4Q           3Q          2Q          1Q
                                                             ----         -------------------------------------------------------
Retail Sales                                                1,454           5,458     1,515        1,400       1,402        1,141
Extraordinary Revenues                                          -             275         6            8        (54)          315
Wholesale                                                       4             534        45          439          11           39
Transmission Grid Revenue                                      58             185        51           54          42           38
Others                                                         68             300       129           67          61           43
Deductions                                                  (496)         (1,633)     (448)        (429)       (419)        (337)
                                                            =====         =======      ======       ======     =======      =====

Net Revenues                                                1,088           5,119     1,298        1,539       1,043        1,239


Chart III


                                                Operating Expenses (consolidated)

                                                   Values in millions of Reais


                                                            2003                                     2002
                                                            ----          ----------------------------------------------------
                                                            1Q.           Year         4Q           3Q        2Q          1Q
                                                            ----          ----------------------------------------------------
Energy Purchased                                            292           1,733         278          793       302         360
Labor                                                       157             553         155          133       132         133
Depreciation and Amortization                               140             551         142          138       139         132
CCC                                                          93             345          92           92        91          70
Transmission Grid Charges                                    77             298          78           78        77          65
Outsourced Services                                          65             265          85           68        60          52
Forluz - Employee Post-retirement Benefits                    7             145        (17)           54        54          54
Other Expenses                                              134             703         373          134        99          97
                                                            ===           =====       =====        =====       ===         ===

Total                                                       965           4,593       1,186        1,490       954         963


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
Chart IV
Breakdown of Electricity Sales (consolidated)


                                               No. of Consumers                       MWh                         R$ thousand
                                         --------------------------      ---------------------------     -------------------------
                                                 1st QUARTER                     1st QUARTER                      1st QUARTER
                                         --------------------------      ---------------------------     -------------------------
                                            2003             2002           2003              2002           2003            2002
                                         ---------        ---------      ---------         ---------     ---------       ---------
Residential                              4,655,848        4,517,756      1,698,335         1,500,186       515,585         381,126
Industrial                                  68,255           68,087      5,259,841         5,196,928       562,703         452,737
Commercial, Services and Other             518,529          506,064        886,503           808,195       228,330         175,706
Rural                                      344,001          326,009        343,294           298,132        59,961          44,851
Others                                      52,846           51,359        609,728           491,513       102,356          69,999
Own Consumption                              1,339            1,377         14,214            11,302             -               -
Unbilled Supply, Net                             -                -              -                 -      (15,345)          16,321

Wholesale                                        4                4         52,168            89,633         4,250           6,882
Transaction on the MAE                           -                -              -                 -             -          32,273
                                         =========        =========      =========         =========     =========       =========
CONSOLIDATED TOTAL                       5,640,822        5,470,656      8,864,083         8,395,889     1,457,840       1,179,895


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
Chart V

                                             Financial Result Breakdown (consolidated)

                                                    Values in millions of Reais

                                                         2003                                         2002
                                                        ------        -------------------------------------------------------------
                                                          1Q            Year            4Q              3Q             2Q        1Q
                                                        ------        -------         -----           -----         ------     ----
Financial Income
Investment Income Earned                                   19             236            39             102            65        30
Charges on Overdue Bills                                   13              43            14              10            11         8
CRC Assignment Agreement - Interest on
Arrears and Monetary Variation                             65             308           128              82            56        42
Monetary Restatement of Parcel A Costs                     74             199             -              61            76        62
Foreign Exchange Gains                                    108              75           (7)              53            23         6
PASEP and COFINS on Financial Income                     (16)            (45)          (15)            (16)           (8)       (6)
Others                                                     31              51          (52)              87             7         9
                                                        ======        =======         =====           =====         ======     ====
                                                          294             867           107             379           230       151
Financial Expenses
Interest on Loans and Financing                          (74)           (251)          (67)            (60)          (67)      (57)
Foreign Exchange Losses                                   (3)           (803)           166           (625)         (342)       (2)
Monetary Restatement Losses -
Loans and Financing                                      (36)           (101)          (31)            (54)          (12)       (4)
Financial Transaction Tax ("CPMF")                        (9)            (28)           (9)             (7)           (7)       (5)
Marketable Security Loss Provision                         26            (61)             9            (49)          (26)         5
Advance Sales of Electric Energy                            -            (10)             -             (6)           (4)         -
Others                                                   (40)             (8)            66            (27)          (26)      (21)
                                                        ======        =======         =====           =====         ======     ====
                                                        (136)         (1,262)           134           (828)         (484)      (84)

Interest on Capital                                         -           (220)         (100)               -         (120)         -
                                                        ======        =======         =====           =====         ======     ====

                                                          158           (615)           142           (450)         (374)        67


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
Chart VI

                                                    Related Party Transactions

                                                    Values in millions of Reais

                                                                                  03/31/2003                      12/31/2002
                                                                             ---------------------           ---------------------
                                                                             State of Minas Gerais           State of Minas Gerais
                                                                                  Government                      Government
                                                                             ---------------------           ---------------------

ASSETS
Current Assets
Customers and Distributors                                                                      10                               8
Tax Recoverable -
       State VAT Recoverable in 48 Months                                                       24                              15
Non-current Assets
Account Receivable from Minas Gerais State Government                                          820                             755
Tax Recoverable -
       VAT Recoverable in 48 Months                                                             79                              68

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Taxes, Fees and Charges
         VAT - ICMS Payable                                                                    128                              44
Interest on Capital and Dividends                                                               50                              50
Long-term Liabilities
Debentures                                                                                      27                              26

                                                                                    1Q 2003                          1Q 2002
                                                                             ---------------------           ---------------------
FINANCIAL
Electricity Sales                                                                                7                               4
Deductions from Operating Revenues - ICMS                                                    (312)                           (241)
Financial Income-
       Monetary Restatement and Interest on
       CRC Assignment Agreement                                                                 65                              42


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
Chart VII

Share Ownership

                                                                    Number of Shares as of March 31, 2003
                                            ----------------------------------------------------------------------------------------
           Shareholders                         Common            %           Preferred         %               Total            %
------------------------------------        --------------     -----       --------------    -----        ---------------     -----
State of Minas Gerais                       36,119,657,399      51.0        3,030,572,489      3.3         39,150,229,888      24.1
Southern Electric Brasil Part. Ltda.        23,362,956,173      33.0                    -        -         23,362,956,173      14.4
Other                                          125,680,827       0.2          182,462,458      0.2            308,143,285       0.2
Local                                        8,986,368,626      12.7       46,070,419,019     50.5         55,056,787,645      34.0
Foreign                                      2,279,504,898       3.2       41,996,197,136     46.0         44,275,702,034      27.3
                                            ==============     =====       ==============    =====        ===============     =====
Total                                       70,874,167,923     100.0       91,279,651,102    100.0        162,153,819,025     100.0


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
Chart VIII

                                                  BALANCE SHEETS (consolidated)
                                                              ASSETS
                                                   Values in Millions of Reais

                                                                                                           2003              2002
                                                                                                         -------           -------
                                                                                                            1Q               Year
                                                                                                         -------           -------

CURRENT ASSETS
Cash and Cash equivalents                                                                                   278              123
Consumers and Distributors                                                                                  861              882
Dealership - Rate Adjustment                                                                                270              258
Dealership - Energy Transportation                                                                           20               18
Dealers - Transactions on the MAE                                                                            94               83
Tax Recoverable                                                                                              76               21
Rationing Bonds and Costs                                                                                    27                -
Materials and Supplies                                                                                       20               21
Prepaid Expenses - CVA                                                                                        2              226
Receivable from Federal Government - Loss
Revenue Related to Low-income Customers                                                                      64               42
Other                                                                                                       110              146
                                                                                                         -------           -------
                                                                                                          1,822            1,820
NONCURRENT ASSETS
Account Receivable from Minas Gerais State Government                                                       820              755
Consumers - Rate Adjustment                                                                               1,145            1,150
Prepaid Expenses - CVA                                                                                      521              195
Tax Credits                                                                                                 540              541
Marketable Securities - Available for Sale                                                                   73               53
Rationing - Bonds and Adaptation Costs                                                                       25               52
Dealers - Transactions on the MAE                                                                           463              463
Recoverable Taxes                                                                                            91               82
Escrow Account in Connection with Litigation                                                                 67               66
Other Receivables                                                                                            96              106
                                                                                                         -------           -------
                                                                                                          3,841            3,463
PERMANENT ASSETS
Investments                                                                                                 686              608
Property, Plant and Equipment                                                                             7,915            7,898
Deferred Charges                                                                                             24               25
                                                                                                         -------           -------
                                                                                                          8.625            8.531
                                                                                                         -------           -------
TOTAL ASSETS                                                                                             14.288           13.814


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


                                                    BALANCE SHEET (consolidated)
                                                LIABILITIES AND SHAREHOLDERS' EQUITY
                                                     Values in Millions of Reais

                                                                                                              2003             2002
                                                                                                             ------           ------
                                                                                                               1Q              Year
                                                                                                             ------           ------

CURRENT LIABILITIES
Suppliers                                                                                                     1,085            1,275
Taxes Payable                                                                                                   277              151
Loans, Financing and Debentures                                                                                 950              834
Payroll and Related Charges                                                                                     103              108
Interest on Capital and Dividends                                                                               204              211
Employee Post-retirement Benefits                                                                               177              181
Regulatory Charges                                                                                              151               94
Profit-Sharing                                                                                                   30               26
Other                                                                                                            75               81
                                                                                                              3,052            2,961
LONG-TERM LIABILITIES
Loans and Financing                                                                                           1,753            1,717
Debentures                                                                                                      913              834
Employee Post-retirement Benefits                                                                             1,604            1,656
Suppliers - Wholesale                                                                                           355              334
Taxes, Fees and Charges                                                                                         331              217
Reserve for Contingencies                                                                                       334              315
Other                                                                                                            85               70
                                                                                                              5,375            5,143
                                                                                                                  -                -
PARTICIPATION IN ASSOCIATE COMPANIES                                                                             28               29

SHAREHOLDERS' EQUITY
Paid-in Capital                                                                                               1,622            1,622
Capital Reserves                                                                                              4,032            4,032
Retained Earnings (Losses)                                                                                      152                -
                                                                                                              5,806            5,654
Funds for Capital Increase                                                                                       27               27
                                                                                                              5,833            5,681
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                   14,288           13,814

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                                                                        Item 4

            ANALYSIS OF FIRST QUARTER 2003 CONSOLIDATED RESULTS AS
                     COMPARED TO THE FIRST QUARTER OF 2002


Belo Horizonte, Brazil, May 19, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), a leading fully-integrated electricity company in Brazil and its subsidiaries ("Grupo CEMIG") today reported net income of R$151.7 million from January through March 2003, compared with net income of R$219.9 million from January through March 2002.

Grupo CEMIG's 2003 results were favorably impacted by higher revenues from gross electricity supply and by financial revenues from appreciation of the real in relation to the U.S. dollar. In the preceding fiscal year results were favorably impacted by revenues of R$315.2 million from the extraordinary tariff adjustment.

Mr. Djalma Bastos, our CEO, had the following to say about the results: "We are happy with the Company's performance in the first quarter. Not only did we see energy sales volumes rise but we are profitable again thanks to the Company's solid fundamentals. Our unchanged focus on the core business and our ability to develop profitable projects and remain financially sound make Cemig one of the greatest investment opportunities in Brazil. Profitability will continue to be a priority in the coming quarters. The measures we took earlier in the year to cut operating expenses, as well as the comprehensive capital budget review we performed, should enable us to produce strong returns."

Mr. Flavio Decat, our CFO, said: "Our major concern in the quarter was to preserve the Company's liquidity despite the volatility of the country's major indicators. In particular, appreciation of the dollar caused heavy losses to companies doing business in Brazil. In addition, Brazil's major bonds had wide spreads, which affected corporate bond and syndicated loan costs, which are the main instruments used to roll over maturing debt or to finance expansion projects. Accordingly, we have taken measures to reduce the operating expenses to the level required by the new electricity rate as well as the capital expenditure forecasted for this year in order to significantly reduce the company's indebtedness. Thus, with a more favorable outlook and expectations of stronger cash flow due to the rate adjustment granted to us last April by ANEEL, we will be able to meet the goals established by the Board of Directors early this year and add value to shareholders' investments.

Gross Supply of Electric Energy

Revenues from gross electricity supply were R$1,458 billion in the first quarter of 2003, a 23.56% increase over the R$1,180 reported in the first quarter of 2002. This result was fundamentally due to the following factors:

|_|  A 10.51% tariff readjustment as of April 8, 2002;
|_| Increase in the Charges for Emergency Capacity charged in the first quarter of 2003; and
|_|  A 5.58% increase in the volume of energy sold.

Supply to Final Consumers
-------------------------

Revenues from gross electricity supply to final consumers was R$1,454 billion in the first quarter of 2003, a 27.43% increase over the R$1,141 billion reported in the first quarter of 2002. This result is due principally to the 10.51% tariff readjustment in April 2002, and to the 6.06% growth in volume of energy sold to final consumers. Of note, the Rationing Program was in effect until February 2002, which explains the significant variation in energy sold between the two periods. The principal consumption classes - industrial, residential and commercial - showed growth in energy sold of 1.21%, 13.21% and 9.69%, respectively.

Another factor that added to growth in revenues from gross supply of electricity was the Charge for Emergency Capacity included in consumers' electricity bills. These charges amounted to R$70.2 million in the first quarter of 2003, compared to R$4.4 million in the first quarter of 2002. The expressive variation between the two periods is due to the retroactive amount of R$30 million in March 2003, for the parcel of Charges for Emergency Capacity for July 2, 2002 to August 10, 2002. This followed a Public Civil Lawsuit, which blocked charging those amounts in the previous fiscal year.

  Volume of Energy Sold to Final Consumers - GWh

                [GRAPHIC OMITTED]

Wholesale
---------

Revenues from electricity supply to other concessionaires were R$4.3 million in the first quarter of 2003, an 89.15% reduction from the $39.2 million recorded in the first quarter of 2002. This result is due principally to energy transactions of R$32.27 million on the Wholesale Electricity Market
(MAE) in the prior period. This amount corresponds to reimbursement to CEMIG of the difference between amounts payable to the MAE for the transactions that occurred while the Rationing Program was in effect, and the price of R$49.26/MWh.

Revenues from Extraordinary Tariff Readjustment
-----------------------------------------------

In compliance with the General Agreement of the Electricity Sector, in the first quarter of 2002 CEMIG recognized revenues in the amount of R$315.2 million from the extraordinary tariff readjustment, which refer to billing losses and the parcel of expenses from the energy sold on the MAE during the Rationing Program. The amounts recognized as revenues from the extraordinary tariff readjustment are being received by the Company through an additional readjustment, to be effective for 82 months, beginning in January 2002.

General and Administrative Expenses

General and administrative expenses were R$965 million from January through March 2003, and R$963 million from January through March 2002. This 0.21% increase was due principally to higher personnel expenses and CCC (Fuel Consumption Account), which offset the reduction in expenses from energy purchased for resale and post-employment obligations. The main variations in expenses are as follows:

Personnel
---------

Personnel expenses of R$157.4 million in the first quarter of 2003 showed an 18.09% increase over the R$133.3 million reported in the first quarter of 2002. This result is due to the 11.45% salary readjustment in November 2002, and the 2.22% increase in the number of employees from an average of 11,169 employees in the first quarter of 2002, to 11,417 employees in the first quarter of 2003.

Energy Purchased for Resale
---------------------------

The expense for energy purchased for resale was R$292 million from January through March 2003, an 18.90% reduction from the R$360 million reported in the same period of the previous year. This result stems from reduction in expenses related to energy transactions on the MAE, which were R$5.6 million in the first quarter of 2003, and R$61 million in the first quarter of 2002. The greatest expense from MAE transactions in the first quarter of 2002 was due to significantly higher tariffs for free energy purchased during the period in which the Rationing Program was in effect.

Contracted Services
-------------------

Expenses for contracted services were R$65 million in the first quarter of 2003, a 25.7% increase over the R$51.5 million recorded in the first quarter of 2002. This result is due to readjustment in contracts for third-party services, particularly those related to bill delivery, and maintenance and conservation of installations and electric equipment.

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Post-retirement Obligations
---------------------------

Post-retirement obligations were R$6.5 million in the first quarter of 2003, an 87.96% reduction over the R$54.2 million reported in the first quarter of 2002. The reduction in expenses was mainly due to an estimate for 2003 of reduced growth in obligations with future benefits, compared to the expected higher profitability in pension fund assets.

Operating Provisions
--------------------

First quarter 2003 operating provisions were R$40.5 million, a 184.29% increase over operating provisions of R$14.2 million in the first quarter of 2002. Growth in operating provisions is due to completion in the first quarter of 2003 of the provision for losses in recovery of the values of the

Extraordinary Tariff Readjustment in the amount of R$10.1 million, and provisions for legal contingencies in the amount of R$14.5 million in the first quarter of 2003, compared with the R$3.2 million reported in the first quarter of 2002.

Fuel Usage Quota- CCC
---------------------

CCC expenses of R$92.7 million in the first quarter of 2003 rose 33.34% over the R$69.5 million recorded in the first quarter of 2002. The CCC refers to the costs of operating thermal plants on the interconnected grid and isolated Brazilian system, which costs are apportioned among the electric energy concessionaires by ANEEL Resolution.

Financial Revenues (Expenses)
-----------------------------

The main factors that affected the financial result are as follows:

|_| Net revenues with exchange rate variations in the first quarter of 2003 of R$105.8 million, compared with R$3.9 million in the first quarter of 2002, due mainly to loans and financing in foreign currency. In the first quarter of 2003, the real appreciated 5.10% in value in comparison to the U.S. dollar, a change from the 0.14% devaluation of the real to the dollar in the same period of 2002.
|_| Exchange rate variation expenses in relation to loans and financing in the amount of R$36.5 million, compared with R$4.1 million in the previous year as a function of the growth in inflationary indexes used to update loan and financing contracts in national currency. The IGP-M, the principal index used for contracts, varied 6.27% from January through March 2003, compared to its 0.51% variation in the same period of the previous year.
|_| In the first quarter of 2003, reversal of the provision for devaluation to market value of the National Treasury Notes in the amount of R$25.9 million, compared to the reversal of R$5.4 million in the previous year. This result is due to the lower discount required by the financial markets in negotiation of long-term Federal Government bonds.

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Net Non-operating Expenses

Net non-operating expenses of R$9.3 million in the first quarter of 2003 rose 33.42% over the R$7 million reported in the first quarter of 2002. The non-operating result is comprised of losses on projects and losses in PP&E deactivation.

Income Tax and Social Contribution

In the first quarter of 2003, Grupo CEMIG had Income Tax and Social Contribution expenses of R$120.4 million, representing 44.30% of profit before fiscal effects. In the previous year, these expenses were R$115.3 million, representing 34.38% of profit before fiscal effects.



In the preceding fiscal year, CEMIG had a general provision for losses in relation to the Second Amendment to the CRC Assignment Agreement signed with the Government of the State of Minas Gerais. Thus the financial results from interest and monetary adjustments related to the contract were no longer recognized in the results. Nevertheless, in accordance with Brazilian tax law, CEMIG recognized federal taxes payable related to the mentioned financial receipts. This tax procedure justifies the percentage growth in fiscal obligations in relation to profits.



Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.


Contacts:

Luiz Fernando Rolla                              Eliza Gibbons
Investor Relations - CEMIG                       The Anne McBride Company
Tel. +55-31-3299-3930                            Tel. 303-477.1350
Fax +55-31-3299-3933                             Fax 212-983-1736
lrolla@cemig.com.br                              eliza@annemcbride.com

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

Chart I

                      Statement of Income (consolidated)

                          Values in millions of Reais
                                         2003                         2002
                                         ------- ----------------------------------------------
                                          1Q        Year      4Q        3Q       2Q       1Q
                                         ------- ----------------------------------------------
Net Revenue                              1,088     5,119    1,298     1,539    1,043    1,239

Operating Expenses                       (965)   (4,593)  (1,186)   (1,490)    (954)    (963)
EBIT                                       123       525      111        49       89      276
EBITDA                                     263     1,076      254       187      227      408
Financial Result                           158     (616)      142     (450)    (374)       66
Non-Operating Result                       (9)      (27)      (7)       (6)      (7)      (7)
Extraordinary Loss                           -   (1,045)        -         -  (1,045)        -
Income Tax, Social
Contribution and Deferred
Income Tax                               (120)      (71)    (198)       149       93    (115)
Interest on Capital Reversal                 -       220      100         -      120        -
Minority Interest                            -        12        1         2        9        -
                                         =====    ======   ======   ========  =======  =======

Net Income                                 152   (1,002)      149     (256)  (1,115)      220
----------------------------------------------------------------------------------------------

Chart II

                                Operating Revenues (consolidated)
                                  Values in millions of Reais
                                           2003                       2002
                                         ------- ----------------------------------------------
                                                       Year      4Q       3Q      2Q       1Q
                                         ------- ----------------------------------------------
Retail Sales                              1,454       5,458    1,515   1,400    1,402    1,141
Extraordinary Revenues                        -         275        6       8     (54)      315
Wholesale                                     4         534       45     439       11       39
Transmission Grid Revenue                    58         185       51      54       42       38
Others                                       68         300      129      67       61       43
Deductions                                 (496)     (1,633)    (448)   (429)    (419)    (337)
Net Revenues                              1,088       5,119    1,298   1,539    1,043    1,239



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

Chart III
                               Operating Expenses (consolidated)
                                  Values in millions of Reais
                                            2003                       2002
                                         ------- ----------------------------------------------
                                                     Year      4Q       3Q      2Q       1Q
                                         ------- ----------------------------------------------
Energy Purchased                             292    1,733      278     793      302      360
Labor                                        157      553      155     133      132      133
Depreciation and Amortization                140      551      142     138      139      132
CCC                                           93      345       92      92       91       70
Transmission Grid Charges                     77      298       78      78       77       65
Outsourced Services                           65      265       85      68       60       52
Forluz - Employee Post-retirement
Benefits                                       7      145     (17)      54       54       54
Other Expenses                               134      703      373     134       99       97

Total                                        965    4,593    1,186   1,490      954      963
----------------------------------------------------------------------------------------------


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

Chart IV
Breakdown of Electricity Sales (consolidated)


                                   No. of Consumers                    MWh                       R$ thousand
                                   ------------------------------------------------------------------------------------
                                     1st QUARTER                   1st QUARTER                   1st QUARTER
                                   ------------------------------------------------------------------------------------
                                     2003          2002           2003           2002           2003           2002
                                   ---------    ---------      -----------    ----------     ----------      ----------
Residential                       4,655,848     4,517,756       1,698,335      1,500,186        515,585       381,126
Industrial                           68,255        68,087       5,259,841      5,196,928        562,703       452,737
Commercial, Services and
Other                               518,529       506,064         886,503        808,195        228,330       175,706
Rural                               344,001       326,009         343,294        298,132         59,961        44,851
Others                               52,846        51,359         609,728        491,513        102,356        69,999
Own Consumption                       1,339         1,377          14,214         11,302              -             -
Unbilled Supply, Net                      -             -               -              -       (15,345)        16,321

Wholesale                                 4             4          52,168         89,633          4,250         6,882
Transaction on the MAE                    -             -               -              -              -        32,273
CONSOLIDATED TOTAL                5,640,822     5,470,656       8,864,083      8,395,889      1,457,840     1,179,895
----------------------------------------------------------------------------------------------------------------------


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

Chart V

                             Financial Result Breakdown (consolidated)
                                    Values in millions of Reais
                                                    2003                      2002
                                                   -------------------------------------------------
                                                              Year      4Q      3Q       2Q       1Q
                                                   -------------------------------------------------
Financial Income
Investment Income Earned                              19       236      39      102       65      30
Charges on Overdue Bills                              13        43      14       10       11       8
CRC Assignment Agreement - Interest on
Arrears and Monetary Variation                        65       308     128       82       56      42
Monetary Restatement of Parcel A Costs                74       199       -       61       76      62
Foreign Exchange Gains                               108        75     (7)       53       23       6
PASEP and COFINS on Financial Income                (16)      (45)    (15)     (16)      (8)     (6)
Others                                                31        51    (52)       87        7       9
                                                    -----     -----   -----    -----     ----    ----
                                                     294       867     107      379      230     151
                                                    -----     -----   -----    -----     ----    ----
Financial Expenses
Interest on Loans and Financing                     (74)     (251)    (67)     (60)     (67)    (57)
Foreign Exchange Losses                              (3)     (803)     166    (625)    (342)     (2)
Monetary Restatement Losses - Loans and
Financing                                           (36)     (101)    (31)     (54)     (12)     (4)
Financial Transaction Tax ("CPMF")                   (9)      (28)     (9)      (7)      (7)     (5)
Marketable Security Loss Provision                    26      (61)       9     (49)     (26)       5
Advance Sales of Electric Energy                       -      (10)       -      (6)      (4)       -
Others                                              (40)       (8)      66     (27)     (26)    (21)
                                                    ----    -------   -----    ----    -----    -----
                                                   (136)   (1,262)     134    (828)    (484)    (84)
                                                    -----   -------   -----    -----   ----     -----

Interest on Capital                                    -     (220)   (100)        -    (120)       -

                                                     158     (615)     142    (450)    (374)      67
                                                    -----     -----   -----    -----     ----    ----


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

Chart VI

                                   Related Party Transactions
                                  Values in millions of Reais
                                                              03/31/2003         12/31/2002
                                                         ---------------------------------------
                                                            State of Minas     State of Minas
                                                          Gerais Government  Gerais Government
                                                         ---------------------------------------
ASSETS
Current Assets
Customers and Distributors                                                10                   8
Tax Recoverable -
       State VAT Recoverable in 48 Months                                 24                  15
Non -current Assets
Account Receivable from Minas Gerais State Government                    820                 755
Tax Recoverable -
       VAT Recoverable in 48 Months                                       79                  68

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Taxes, Fees and Charges
         VAT - ICMS Payable                                              128                  44
Interest on Capital and Dividends                                         50                  50
Long-term Liabilities
Debentures                                                                27                  26

                                                               1Q 2003            1Q 2002
                                                             -----------------  -----------------
FINANCIAL
Electricity Sales                                                          7                   4
Deductions from Operating Revenues - ICMS                               (312)               (241)
Financial Income-
       Monetary Restatement and Interest on CRC
Assignment Agreement                                                      65                  42
-------------------------------------------------------------------------------------------------



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

Chart VII

Share Ownership

                                                             Number of Shares as of March 31, 2003
                                           --------------------------------------------------------------------------------------
             Shareholders                    Common           %         Preferred          %            Total            %
                                           --------------------------------------------------------------------------------------
State of Minas Gerais                       36,119,657,399     51.0       3,030,572,489      3.3       39,150,229,888    24.1
Southern Electric Brasil Part. Ltda.        23,362,956,173     33.0                   -        -       23,362,956,173    14.4
Other                                          125,680,827      0.2         182,462,458      0.2          308,143,285     0.2
Local                                        8,986,368,626     12.7      46,070,419,019     50.5       55,056,787,645    34.0
Foreign                                      2,279,504,898      3.2      41,996,197,136     46.0       44,275,702,034    27.3
Total                                       70,874,167,923    100.0      91,279,651,102    100.0      162,153,819,025   100.0
----------------------------------------------------------------------------------------------------------------------------------


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Chart VIII

                           BALANCE SHEET (consolidated)
                                      ASSETS
                            Values in Millions of Reais
                                                            2003       2002
                                                            -------------------

                                                                       Year
-------------------------------------------------------------------------------
CURRENT ASSETS
Cash and Cash equivalents                                    278       123
Consumers and Distributors                                   861       882
Dealership - Rate Adjustment                                 270       258
Dealership - Energy Transportation                            20        18
Dealers - Transactions on the MAE                             94        83
Tax Recoverable                                               76        21
Rationing Bonds and Costs                                     27         -
Materials and Supplies                                        20        21
Prepaid Expenses - CVA                                         2       226
Receivable from Federal Government - Loss Revenue
Related to Low-income Customers                               64        42
Other                                                        110       146
                                                           -------   -------
                                                           1,822     1,820
                                                           -------   -------

NONCURRENT ASSETS
Account Receivable from Minas Gerais State
Government                                                   820       755
Consumers - Rate Adjustment                                1,145     1,150
Prepaid Expenses - CVA                                       521       195
Tax Credits                                                  540       541
Marketable Securities - Available for Sale                    73        53
Rationing - Bonds and Adaptation Costs                        25        52
Dealers - Transactions on the MAE                            463       463
Recoverable Taxes                                             91        82
Escrow Account in Connection with Litigation                  67        66
Other Receivables                                             96       106
                                                           -------   -------
                                                           3,841     3,463
                                                           -------   -------
PERMANENT ASSETS

Investments                                                  686       608
Property, Plant and Equipment                              7,915     7,898
Deferred Charges                                              24        25
                                                           8.625     8.531
                                                          -------   -------
TOTAL ASSETS                                              14.288    13.814
                                                          -------   -------

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


                            BALANCE SHEET (consolidated)
                        LIABILITIES AND SHAREHOLDERS' EQUITY
                            Values in Millions of Reais
                                                                    2003        2002
                                                                 --------------------

                                                                                Year
                                                                 --------------------
CURRENT LIABILITIES
Suppliers                                                            1,085     1,275
Taxes Payable                                                          277       151
Loans, Financing and Debentures                                        950       834
Payroll and Related Charges                                            103       108
Interest on Capital and Dividends                                      204       211
Employee Post-retirement Benefits                                      177       181
Regulatory Charges                                                     151        94
Profit-Sharing                                                          30        26
Other                                                                   75        81
                                                                     3,052     2,961
                                                                  -----------  -------
LONG-TERM LIABILITIES
Loans and Financing                                                  1,753     1,717
Debentures                                                             913       834
Employee Post-retirement Benefits                                    1,604     1,656
Suppliers - Wholesale                                                  355       334
Taxes, Fees and Charges                                                331       217
Reserve for Contingencies                                              334       315
Other                                                                   85        70
                                                                     5,375     5,143
                                                                  -----------  -------
                                                                         -         -
PARTICIPATION IN ASSOCIATE COMPANIES                                    28        29

SHAREHOLDERS' EQUITY
Paid-in Capital                                                      1,622     1,622
Capital Reserves                                                     4,032     4,032
Retained Earnings (Losses)                                             152         -
                                                                     5,806     5,654
                                                                  -----------  -------
Funds for Capital Increase                                              27        27
                                                                  -----------  -------
                                                                     5,833     5,681
                                                                  -----------  -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          14,288    13,814
--------------------------------------------------------------------------------------

                                                                        Item 5

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                                                                 MATERIAL FACT


IMMEDIATE RELEASE
-----------------



                     HOLDERS OF PREFERRED SHARES TO ELECT
                              ONE CEMIG DIRECTOR


     Belo Horizonte, May 20, 2003 - Companhia Energetica de Minas Gerais - Cemig (NYSE: CIG, BOVESPA: CMIG3, CMIG4 and LATIBEX: XCMIG), a leading fully integrated electricity company in Brazil, announced today that in its pursuit to comply with the best corporate governance practices, the Company's by-laws will be amended to, among other things, allow the election of a member of CEMIG's Board of Directors by holders of preferred shares. The Extraordinary General Shareholders' Meeting to approve said amendment will be held on May 28, 2003.



Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Contacts:

Luiz Fernando Rolla                                 Eliza Gibbons
Investor Relations - CEMIG                          The Anne McBride Company
Tel. +55-31-3299-3930                               Tel. 303-477-1350
Fax +55-31-3299-3933                                Fax 212-983-1736
lrolla@cemig.com.br                                 eliza@annemcbride.com

                                  Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA ENERGETICA DE MINAS
                                 GERAIS - CEMIG




                                 By:   /s/  Flavio Decat de Moura
                                    ------------------------------------
                                    Name:  Flavio Decat de Moura
                                    Title:  Chief Financial Officer





Date:    May 21, 2003